UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Enlight Renewable Energy Ltd. Announces the Results of the Tender for Classified Investors
 for the Purchase of Series G Notes of the Company

Tel Aviv, Israel, May 12, 2026, Enlight Renewable Energy Ltd. (NASDAQ: ENLT, TASE: ENLT) (the “Company”) announced today, further to its announcement from May 11, 2026 of a potential notes offering in Israel, that the tender for classified investors (as defined in the regulations under the Securities Law, 1968, “Classified Investors”) was held yesterday for the issuance of unsecured Series G notes of the Company (the “Notes”) by way of expansion of an existing series of such Notes (such tender, the “Institutional Tender”).

The Notes were offered to the Classified Investors in units, with each unit consisting of NIS 1,000 principal amount, in a tender, for the price of the unit. As part of the Institutional Tender, the Classified Investors submitted prior undertakings for the Notes in a total monetary amount of approximately NIS 1,368 million (approximately $472 million). The Company intends to accept prior undertakings from Classified Investors to purchase approximately 976 thousand units of the Notes at a Minimum Unit Price of 1,040 NIS, totaling gross proceeds of approximately NIS 1,015 million (approximately $359 million). The aforesaid Minimum Unit Price will constitute the Minimum Unit Price in the respective public tender under the shelf offering report the Company intends to file.

It is hereby clarified that the publication of the shelf offering report and the execution of the issuance of the Notes are subject, among other things, to obtaining all the approvals required by law, including the approval of the Tel Aviv Stock Exchange Ltd and the listing of the Notes, and there is no certainty that the offering will take place.

The Company plans on allocating the net proceeds from the offering towards execution of its growth plan, including, among others, investment in new projects, debt refinancing and portfolio expansion. The Notes’ duration is until September 2033.

It is further clarified that the public offering of the Notes, insofar as will be executed, will be done in the framework of a shelf offering report, by way of a uniform offer, that the scope of the offer to the public and the rest of its terms will be specified therein and that the final interest rates will be determined in the framework of the public tender, insofar as it will be executed. Any securities, if offered, will not be registered under the U.S. Securities

Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act. Any offering of securities pursuant to the Company’s shelf prospectus dated August 28, 2024 and any shelf offering report, if made, will be made only in Israel. This announcement does not constitute a solicitation or an offer to buy any securities.

Special Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this report on Form 6-K other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations relating to projects, their financing, operational timeline, as well as estimated revenues and EBITDA, statements regarding the offering of the Notes, including the consideration of expanding the existing series of Notes, the Company’s intention to accept prior undertakings from Classified Investors and expectations about use of proceeds, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: uncertainties related to market conditions and completion of the offering of the Notes on the anticipated terms or at all; the timing of construction of any project; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; our ability to obtain tax benefits and credits in the U.S. or other jurisdictions; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this Form 6-K. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: May 12, 2026	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel